FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 28, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts, except for the “Statement by the CEO – Catrin Fransson”, of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Statement by the CEO – Catrin Fransson” furnished herewith in this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

This Report comprises the following:

1.  Registrant’s report for the first quarter of 2015.

2.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2015 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2015

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, President

3

SEK

Interim Report 1 2015

First quarter 2015

•   New lending amounted to Skr 10.8 billion (1Q14: Skr 18.6 billion)

•   Net interest revenues amounted to Skr 419 million (1Q14: Skr 352 million)

•   Operating profit amounted to Skr 343 million (1Q14: Skr 518 million)

•   Net profit amounted to Skr 262 million (1Q14: Skr 402 million)

•   Return on equity amounted to 6.4 percent (1Q14: 10.6 percent)

•   Operating profit excluding net results of financial transactions amounted to Skr 297 million (1Q14: Skr 208 million)

•   The outstanding volume of offers for loans at the end of the period amounted to Skr 95.6 billion (Skr 78.4 billion at year-end 2014)

•   The Common Equity Tier 1 capital ratio was 17.8 percent at the end of the period (16.9 percent at year-end 2014)

•   Basic and diluted earnings per share amounted to Skr 66 (1Q14: Skr 101)

2015

For the period

01/01/15 — 31/03/15

Download the report at www.sek.se

Statement by the CEO — Catrin Fransson

Lower new lending — but higher volume of outstanding offers

There was a cautiously positive start to the year for SEK. We have had relatively low new lending volumes, but the volume of offers for credits has been high. This is probably a fairly good reflection of the market for Swedish exporters. Access to financing is good, which was also shown by SEK’s Credit Export Trends survey in December. The high volume of offers may indicate an improvement for Swedish exports, as evidenced by the Swedish Institute of Economic Research’s slight upward revision of its export forecast in its latest report at the end of March. SEK’s own Export credits trend survey also found that companies expected an increase in orders.

For SEK, it is gratifying to see that our operating profit excluding net results of financial transactions is higher in the first quarter of 2015 than in the same period last year, despite the historically low interest rates. Meanwhile, we strive to actively work with efficiency and have a good control on costs. We are well prepared to support the Swedish export companies with financing, so that they can secure the export transactions for which they compete.

We believe we can promote the Swedish Export Industry even more by assisting more companies than the client base we have today. Today our customer base consists of the 100 largest exporters in Sweden and, based on our complementary role in the market, we believe we can also help slightly smaller companies. Since the 1st of January, we have established a group that works only with midsize companies. In our efforts to reach out to medium-sized businesses, we have a close cooperation with Swedish banks at both the regional and local level, and of course with EKN.

Today, April 28, 2015, at the SEK’s Annual General Meeting, SEK´s owner (the Swedish State) approved the revision of SEK´s financial targets and mission objectives for SEK. The financial targets consist of a capital structure target expressed as a Common Equity Tier 1 capital ratio (16%), a profitability target expressed as return on equity (6%) and a dividend target expressed as a percentage of net profit for the year (30%). In addition to targets, all state-owned companies with a social mission to generate some kind of social benefit also have mission objectives. SEK’s social mission is to administer the CIRR system in order to support the Swedish export industry, and we will monitor the achievement of this objective through client surveys and through dialogue with our stakeholders.

The owner instruction for SEK has also been revised. The revised owner instruction is clearer and more general and at the same time more dynamic, which makes it easier for the company to develop the business in line with changes in the market and customer needs. The owner has also made a sustainability analysis, which among others suggested that SEK should implement further international guidelines and clarify the objective of SEK’s efforts to contribute to sustainable development. You can find the targets and the owner instruction on www.sek.se

The new owner instruction and the new targets and objectives are both challenging and exciting. This will provide us with a clear framework to further develop our business and create benefits for more customers in cooperation with other state export promotion institutions and commercial banks.

FINANCIAL HIGHLIGHTS

UNAUDITED (EXCEPT FOR JAN —DEC, 2014)

Skr mn (if not mentioned otherwise)	Jan-Mar 2015	Oct-Dec 2014	Jan-Mar 2014	Jan-Dec 2014
Results
Net interest revenues	419	451	352	1,578
Operating profit	343	503	518	1,629
Net profit	262	387	402	1,260
After-tax return on equity(1)	6.4%	9.7%	10.6%	8.1%

Operating profit excl. net results of financial transactions	297	378	208	1,123

After-tax return on equity excl. net results of financial transactions(2)	5.5%	7.2%	4.2%	5.6%

Basic and diluted earnings per share (Skr)(3)	66	97	101	316

Customer financing
New financial transactions with customers(4)	10,843	14,331	18,565	57,118
of which corporate lending	2,606	6,101	6,871	23,231
of which end-customer financing	8,237	8,230	11,694	33,887
Loans, outstanding and undisbursed(5)	240,043	234,250	224,111	234,250
Volume of outstanding offers of lending(6)	95,597	78,372	56,639	78,372
of which binding offers	44,447	50,896	31,141	50,896
of which non-binding offers	51,150	27,476	25,498	27,476

Borrowing
New long-term borrowings(7)	5,803	7,198	13,066	52,216
Outstanding senior debt	279,262	282,192	277,445	282,192
Outstanding subordinated debt	2,165	1,945	1,607	1,945

Statement of financial position
Total assets	324,897	325,166	312,372	325,166
Total liabilities	308,533	309,009	296,876	309,009
Total equity	16,364	16,157	15,496	16,157

Capital adequacy
Common Equity Tier 1 capital ratio(8)	17.8%	16.9%	16.9%	16.9%
Tier 1 capital ratio(8)	17.8%	16.9%	16.9%	16.9%
Total capital ratio(8)	20.3%	19.2%	18.9%	19.2%
Leverage ratio(9)	4.6%	4.4%		4.4%
Internal capital requirement as a percentage of Common Equity Tier 1 capital(10)	72.0%	75.1%		75.1%

(1)         Net profit, expressed as a percentage per annum of current year´s average equity.

(2)         Net profit, excluding net results of financial transactions, expressed as a percentage per annum of current year´s average equity.

(3)         Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

(4)         New customer financing includes all new accepted loans, regardless of maturities.

(5)         Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflects what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

(6)         SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(7)         New borrowing with maturities exceeding one year.

(8)         Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

(9)         Common equity Tier 1 capital expressed as a percentage of an exposure measure calculated in accordance with CRR (see Note 10).

(10)  Internal capital required is the result of the Company’s internal assessment of the capital required to cover its risks (see Note 10).

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at March 31, 2015 and in matters concerning flows, the three-month period ended on March 31, 2015. Amounts within parentheses refer to December 31, 2014 (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Lower lending levels

Business reporting

During the first quarter of 2015, the demand for long-term financing from SEK was relatively low. Our new lending to Swedish exporters and their customers during the first quarter amounted to Skr 10.8 billion (1Q14: Skr 18.6 billion). End customer financing amounted to Skr 8.2 billion (1Q14: Skr 11.7 billion) and the aggregate volume of corporate lending amounted to Skr 2.6 billion (1Q14: Skr 6.9 billion).

The total volume of outstanding and committed undisbursed loans amounted to Skr 240.0 billion at the end of the first quarter of 2015, compared with Skr 224.1 billion for the same period last year. The aggregate amount of outstanding offers at the end of the period was Skr 95.6 billion, (year-end 2014: 78.4 billion).

Our customer base currently consists of the 100 largest exporting companies in Sweden. To broaden our client base, since January 1 2015, we have attempted to reach mid-sized companies as well, leveraging our position as a complement to the market. We have focused in particular on those companies that have a turnover of between approximately Skr 500 million and Skr four billion. We see good opportunities to supplement banks’ offerings for these companies. During the first quarter, a special team worked to create the internal conditions required to fund these companies. We conducted the first transactions and we hope to conduct more of this type of business during the year.

New customer financing

Skr bn	Jan-mar 2015	Jan-Mar 2014	Jan-Dec 2014
Customer financing of which:
- End-customer finance(1)	8.2	11.7	33.9
- Corporate lending(1)	2.6	6.9	23.2
Total	10.8	18.6	57.1

(1)         Of which Skr 0.3 billion (1Q14: Skr 5.2 billion, year-end 2014: Skr 7.3 billion) had not been disbursed at period end. Skr 0.1 billion (1Q14: Skr 3.5 billion, year-end 2014: Skr 6.9 billion) was attributable to End-customer finance and Skr 0.2 billion (1Q14: Skr 1.7 billion, year-end 2014: Skr 0.4 billion) to Corporate lending.

New customer financing by sector

SEK’s markets for new lending, Jan-Mar 2015, SKR 10.8 Billion (3M14: SKR 18.6 Billion)

            Compared to the same period in 2014 SEK’s funding volumes were lower and amounted to the equivalent of approximately Skr 5.8 billion (1Q14: 13.1 billion). Borrowing during the first quarter of 2015 was primarily in the form of structured borrowing in the Japanese market. The reasons for the lower total volumes of funding compared to the same period last year are due to both an ambition to decrease the liquidity portfolio and to the lower volumes in new lending. Repurchase of own debt amounted to Skr 2.2 billion (1Q14: Skr 0.8 billion) and debt prepayments to Skr 14.2 billion (1Q14: Skr 2.8 billion) over the period.

New borrowing

Long-term borrowing

SEK’s markets for new funding, Jan-Mar 2015, SKR 5.8 Billion (3M14: SKR 13.1 billion)

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

First quarter of 2015

Operating profit

Operating profit amounted to Skr 343 million (1Q14: Skr 518 million), a decrease of 34 percent compared to the same period in the previous year. The decrease was mainly attributable to a decrease in net results of financial transactions.

Operating profit, excluding net results of financial transactions, amounted to Skr 297 million (1Q14: Skr 208 million), an increase of 43 percent compared to the same period in the previous year. The increase was mainly attributable to higher net interest revenues.

Net interest revenues

Net interest revenues amounted to Skr 419 million (1Q14: Skr 352 million), an increase of 19 percent, driven primarily by higher average lending volumes and lower borrowing costs. The lower borrowing costs are a result of improved funding levels partly due to lower financing needs. The positive effects were offset by lower market interest rates and a lower volume of average liquidity investments. The decrease in liquidity investments was made as part of a more efficient use of capital.

Interest-bearing assets increased compared to the previous year and amounted on average to Skr 303.6 billion (1Q14: Skr 290.4 billion). The amount of total loans increased compared with the first quarter of 2014 and amounted on average to Skr 221.7 billion (1Q14: Skr 201.3 billion). Liquidity placements amounted on average to Skr 81.9 billion (1Q14: Skr 89.1 billion). Borrowing volume increased slightly to an average of Skr 280.7 billion (1Q14: Skr 273.3 billion) compared with the first quarter last year.

The average margin on assets, compared to the same period last year, has slightly increased due to the fact that the proportion of loans as part of the interest-bearing assets has increased and the margin of liquidity investments has improved. At the same time the relative funding levels improved.

Net results of financial transactions

The net results of financial transactions amounted to Skr 46 million (1Q14: Skr 310 million). The result was positively impacted by the repurchase of own debt, which was offset by changes in fair value, related to changes in the cross currency basis swap spreads.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totaled Skr -122 million (1Q14: Skr -129 million), a decrease of 5 percent. The decrease is primarily due to fees.

– Personnel expenses

Personnel expenses totaled Skr -78 million (1Q14: Skr —74 million) an increase of 5 percent compared to the same period in the previous year. The increase in personnel expenses was due to a reserve of Skr -5 million (1Q14: Skr - million) made during the first quarter to the general personnel incentive system.  In the first quarter of 2014 no such reserve was made.

The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. For 2015, the system covers all permanent employees with the exception of the President, other members of the executive management and employees working in risk- and compliance functions. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the year.

– Other administrative expenses

Other administrative expenses amounted to Skr -34 million (1Q14: Skr -44 million), a decrease of 23 percent compared to the same period in the previous year. The decrease in other administrative expenses is mainly due to continued cost control and lower costs for external fees. The latter is partly due to lower costs for legal advice.

– Depreciation of non-financial assets

Depreciation totaled Skr -10 million (1Q14: Skr -11 million), a decrease of 9 percent from the same period in the previous year.

Net credit losses

Net credit losses for the first quarter of 2015 amounted to Skr 2 million (1Q14: Skr -14 million). The change is mainly due to the fact that in the corresponding period last year, a provision to the reserve not attributable to a specific counterparty of Skr -20 million was made.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -70 million (1Q14: Skr 133 million). Skr -41 million (1Q14: Skr 133 million) of the total was attributable to items to be reclassified to operating profit and Skr -29 million (1Q14: Skr 0 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit, Skr 19 million (1Q14: Skr -13 million) was related to available-for-sale securities and Skr -60 million (1Q14: Skr 146 million) was due to other comprehensive income effects related to cash flow hedges. The positive changes in fair value related to available-for-sale securities were primarily due to a decrease in credit spreads on liquidity placements. During the third quarter of 2014, the derivatives designated as hedging instruments in cash flow hedges were terminated for strategic reasons and the hedging designations were discontinued. The previous fair value of the derivatives reported in the hedge reserve will be reclassified to operating profit as the previous hedged interest income is recognized in net interest revenues. The majority of the reserve will be reversed in 2017 at the latest. The remaining reserve to be reversed amounted to Skr 451 million before tax.

    The effect on other comprehensive income during the period related to cash flow hedges was attributable to such reclassification from other comprehensive income to net interest revenues in operating profit. Items not be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative change in fair value was caused by the low discount rate due to low market interest rates.

After-tax return on equity

After-tax return on equity amounted to 6.4 percent (1Q14: 10.6 percent). After-tax return on equity, excluding net results of financial transactions, amounted to 5.5 percent (1Q14: 4.2 percent).

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 324.9 billion on March 31, 2015 (year-end 2014: Skr 325.2 billion), mainly unchanged. Exchange rate effects related to the strengthening of the US dollar relative to the Swedish krona had a positive impact and was offset by a decrease in liquidity investments. A large part of the lending portfolio is denominated in US dollars.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 240.0 billion as of March 31, 2015 (year-end 2014: Skr 234.3 billion), an increase of 2 percent from year-end 2014. Of the total amount at March 31, 2015, Skr 225.2 billion represented outstanding loans, an increase of 3 percent from year-end 2014 (year-end 2014: Skr 218.2 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 50.2 billion (year-end 2014: Skr 48.3 billion), representing an increase of 4 percent from year-end 2014.

As of March 31, 2015, the aggregate amount of outstanding offers amounted to Skr 95.6 billion, an increase of 22 percent since year-end 2014 (year-end 2014: Skr 78.4 billion). Skr 84.3 billion (year-end 2014: Skr 74.5 billion) of outstanding offers derived from the S-system. Skr 44.4 billion (year-end 2014: Skr 50.9 billion) of outstanding offers are binding offers and Skr 51.2 billion (year-end 2014: Skr 27.5 billion) are non-binding offers. Binding offers are included in commitments.

There has been no change in the composition of SEK’s counterparty exposure during the first quarter of 2015. Of the total counterparty exposure at March 31, 2015, 51 percent (year-end 2014: 51 percent) was to states; 23 percent (year-end 2014: 23 percent) was to companies; 18 percent (year-end 2014: 18 percent) was to multilateral development banks and financial institutions; 6 percent (year-end 2014: 6 percent) was to regional governments; and 2 percent (year-end 2014: 2 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are subject to collateral agreements. See the table “Capital requirements in accordance with Pillar 1” in Note 10.

Liabilities and equity

As of March 31, 2015, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

In December 2014, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2015 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). SEK has not yet utilized the credit facility.

Capital adequacy

SEK’s total capital ratio was 20.3 percent as of March 31, 2015 (year-end 2014: 19.2 percent) of which 17.8 percent was related to Tier 1 capital (year-end 2014: 16.9 percent). The Common Equity Tier 1 capital ratio was 17.8 percent (year-end 2014: 16.9 percent). See Note 10 for further information on capital adequacy.

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

• Changes in general economic business conditions including changes in the competitive situation in one or more financial markets.

• Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.

• Changes in government policy and regulations, as well as in political and social conditions.

• Environmental and social risks connected to SEK’s lending.

SEK believes that as of the date of this report none of these factors has been significantly changed since year-end 2014 and no new risk factors have developed since that date which are expected to have a material negative impact on the future of the company. For additional information, see also the Risk and Capital Management section in SEK’s Annual Report 2014.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

UNAUDITED (EXCEPT FOR JAN —DEC, 2014)

Skr mn	Note	Jan-Mar 2015	Oct-Dec 2014	Jan-Mar 2014	Jan-Dec 2014
Interest revenues		766	809	988	3,774
Interest expenses		-347	-358	-636	-2,196
Net interest revenues		419	451	352	1,578
Net fee and commission income		-2	-1	-1	-6
Net results of financial transactions	2	46	125	310	506
Other operating income		0	—	—	—
Total operating income		463	575	661	2,078
Personnel expenses		-78	-102	-74	-313
Other administrative expenses		-34	-40	-44	-166
Depreciations and amortizations of non-financial assets		-10	-11	-11	-43
Total operating expenses		-122	-153	-129	-522
Operating profit before net credit losses		341	422	532	1,556
Net credit losses	3	2	81	-14	73
Operating profit		343	503	518	1,629
Tax expenses		-81	-116	-116	-369
Net profit		262	387	402	1,260

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		19	-23	-13	26
Derivatives in cash flow hedges		-60	-69	146	316
Tax on items to be reclassified to profit or loss		9	20	-29	-75
Net items to be reclassified to profit or loss		-32	-72	104	267
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-29	-43	0	-43
Tax on items not to be reclassified to profit or loss		6	10	0	10
Net items not to be reclassified to profit or loss		-23	-33	0	-33

Total other comprehensive income		-55	-105	104	234
Total comprehensive income(1)		207	282	506	1,494

(1)                                 The entire profit is attributable to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share(2)	66	97	101	316

(2)                                 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

UNAUDITED (EXCEPT FOR JAN —DEC, 2014)

Skr mn	Note	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	4, 5, 6	3,187	7,099
Treasuries/government bonds	4, 5, 6	259	3,458
Other interest-bearing securities except loans	3, 4, 5, 6	62,931	66,398
Loans in the form of interest-bearing securities	4, 5, 6	51,744	53,140
Loans to credit institutions	3, 4, 5, 6	27,274	25,510
Loans to the public	3, 4, 5, 6	157,011	149,240
Derivatives	5, 6, 7	18,138	16,017
Property, plant, equipment and intangible assets		168	161
Other assets		2,247	2,053
Prepaid expenses and accrued revenues		1,938	2,090
Total assets		324,897	325,166

Liabilities and equity
Borrowing from credit institutions	5, 6	9,424	8,290
Borrowing from the public	5, 6	62	63
Senior securities issued	5, 6	269,776	273,839
Derivatives	5, 6, 7	22,489	18,886
Other liabilities		1,782	3,054
Accrued expenses and prepaid revenues		1,991	2,014
Deferred tax liabilities		713	821
Provisions		131	97
Subordinated securities issued	5, 6	2,165	1,945
Total liabilities		308,533	309,009

Share capital		3,990	3,990
Reserves		371	403
Retained earnings		12,003	11,764
Total equity		16,364	16,157

Total liabilities and equity		324,897	325,166

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		10,788	9,668
Interest-bearing securities
Subject to lending		245	113

Contingent assets and liabilities
Guarantee commitments, credits		7	8
Guarantee commitments, other		4,401	4,287

Commitments
Committed undisbursed loans		14,802	16,028
Binding offers		44,447	50,896

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY

UNAUDITED (EXCEPT FOR JAN —DEC, 2014)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2014	14,990	3,990	152	-16	10,864
Net profit Jan-Mar, 2014	402				402
Other comprehensive income Jan-Mar, 2014 related to:	0
Items to be reclassified to profit or loss	0
Available-for-sale securities	-13			-13
Derivatives in cash flow hedges	146		146
Tax on items to be reclassified to profit or loss	-29		-32	3
Items not to be reclassified to profit or loss	0
Revaluation of defined benefit plans	0				0
Tax on items not to be reclassified to profit or loss	0				0
Total other comprehensive income Jan-Mar, 2014	104		114	-10	0
Total comprehensive income Jan-Mar, 2014	506		114	-10	402
Closing balance of equity March 31, 2014 (1)	15,496	3,990	266	-26	11,266
Opening balance of equity January 1, 2014	14,990	3,990	152	-16	10,864
Net profit Jan-Dec, 2014	1,260				1,260
Other comprehensive income Jan-Dec, 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	316		316
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income Jan-Dec, 2014	234		246	21	-33
Total comprehensive income Jan-Dec, 2014	1,494		246	21	1,227
Dividend	-327				-327
Closing balance of equity December 31, 2014 (1)	16,157	3,990	398	5	11,764
Net profit Jan-Mar, 2015	262				262
Other comprehensive income Jan-Mar, 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	19			19
Derivatives in cash flow hedges	-60		-60
Tax on items to be reclassified to profit or loss	9		14	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-29				-29
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income Jan-Mar 2015	-55		-46	14	-23
Total comprehensive income Jan-Mar, 2015	207		-46	14	239
Closing balance of equity March 31, 2015 (1),(2)	16,364	3,990	352	19	12,003

(1)                                 The entire equity is attributable to the shareholder of the Parent Company.

(2)                                 On April 28, 2015, the Annual General Meeting  did propose a dividend amounting to Skr 378 million.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP

UNAUDITED (EXCEPT FOR JAN —DEC, 2014)

	Jan-Mar	Jan-Mar	Jan-Dec
Skr mn	2015	2014	2014
Operating activities
Operating profit (1)	343	518	1,629
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-2	15	-89
Depreciation	10	11	43
Exchange rate differences	-3	0	-5
Unrealized changes in fair value	-29	-216	-57
Other	142	-71	284
Income tax paid	-163	-71	-308
Total adjustments to convert operating profit to cash flow	-45	-332	-132
Disbursements of loans	-13,205	-13,595	-57,495
Repayments of loans	15,255	16,357	65,171
Net change in bonds and securities held	13,496	-7,291	10,576
Derivatives relating to loans	158	22	946
Other changes — net	89	391	29
Cash flow from operating activities	16,091	-3,930	20,724
Investing activities
Capital expenditures	-16	-8	-52
Cash flow from investing activities	-16	-8	-52
Financing activities
Proceeds from issuance of short-term senior debt	180	164	12,929
Proceeds from issuance of long-term senior debt	5,409	12,266	52,387
Repayments of debt	-14,649	-3,788	-67,688
Repurchase and early redemption of own long-term debt	-16,411	-3,619	-25,833
Derivatives relating to debts	5,501	-78	6,274
Dividend paid	—	—	-327
Cash flow from financing activities	-19,970	4,945	-22,258
Net cash flow for the year	-3,895	1,007	-1,586
Exchange rate differences on cash and cash equivalents	-17	-42	348
Cash and cash equivalents at beginning of the period	7,099	8,338	8,337
Cash and cash equivalents at end of the period (2)	3,187	9,303	7,099
of which cash at banks	537	436	373
of which cash equivalents	2,650	8,867	6,726

(1) Interest payments received and expenses paid

Interest payments received	929	969	4,410
Interest expenses paid	288	720	2,609

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity placements

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Segment reporting

Note 10. Capital adequacy

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC), and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2014 annual financial statements. Certain amounts reported in prior periods have been reclassified to conform to the current presentation. Changes in accounting standards have not had any impact on accounting during the first quarter of 2015. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted. The standard has not yet been approved by the EU. SEK has started the process of evaluating the potential effect of this standard, but has not yet determined any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2017. The standard has not yet been approved by the EU. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Jan-Mar 2015	Oct-Dec 2014	Jan-Mar 2014		Jan-Dec 2014
Net results of financial transactions related to:
Derecognition of financial instruments not measured at fair value through profit or loss	2	44	89		147

Financial assets or liabilities at fair value through profit or loss	93	13	59	(1)	185	(1),(2)

Financial instruments under fair-value hedge accounting	-33	88	158	(1)	203	(1)

Ineffectiveness of cash flow hedges that have been reported in the profit or loss (3)	—	0	6		7

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-16	-20	-2		-36
Total net result of financial transactions	46	125	310		506

(1)    During the first quarter 2014 SEK adopted new interest rate curves in order to better account for market differences in the pricing of three- and six month flows. The improved methodology resulted in a positive impact on operating income.

(2)    In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected the net result of financial transactions positively by Skr 317 million.

(3)    During 2014, derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instruments are closed prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Jan-Mar, 2015	Oct-Dec, 2014	Jan-Mar, 2014	Jan-Dec, 2014
Credit losses(1), (2), (3)	—	0	-20	-30
Reversal of previous write-downs(1), (2), (3)	2	99	6	119
Net impairments and reversals	2	99	-14	89
Established losses	—	-18	—	-18
Recovered credit losses	0	0	0	2
Net credit losses	2	81	-14	73
of which related to loans(4)	1	29	-13	11
of which related to liquidity placements(4)	1	52	-1	62

Reserve of impairment of financial assets
Opening balance	-464	-543	-757	-757
Reserves used to cover write-downs	—	-2	-2	254
Net impairments and reversals	2	99	-14	89
Currency effects(5)	-20	-18	0	-50
Closing balance	-482	-464	-773	-464
of which related to loans(4)	-254	-236	-276	-236
of which related to liquidity placements(4)	-228	-228	-497	-228

(1)    SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market. Underlying assets, concerning one of these CDOs, were liquidated during the period April-June 2014 and the final payment for the CDO has been obtained. The provision related to the CDO was dissolved. For the other CDO, part of the provision was reversed in connection with an amortization during the fourth quarter 2014. A reversal of Skr 1 million was recorded in the three-month period in relation to the remaining CDO (1Q14: impairment of Skr 1 million for both CDOs). The total provision on the remaining CDO amounted to Skr 208 million (year-end 2014: Skr 189 million). The asset has a gross book value before impairment of Skr 241 million (year-end 2014: Skr 222 million).

(2)    SEK has had a restructured receivable where final settlement occurred during the fourth quarter, 2014. The result of the final settlement came to a reversal of Skr 46 million, and an established loss of Skr 18 million during the period January—December 2014. This reversal is included in reversal of previous write-downs.

(3)    The amount for the three month period includes a provision of Skr 0 million related to bad debts not linked to a specific counterparty (1Q14: Skr 20 million). The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 240 million (year-end 2014: Skr 240 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(4)    See Note 4 for definitions.

(5)    Currency effects are reported within Net results of financial transactions (see further Note 2).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	March 31, 2015	December 31, 2014
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	14	5
Aggregate amount of principal and interest more than 90 days past-due(1)	4	11
Principal amount not past-due on such receivables	350	144

(1)    Of the aggregate amount of principal and interest past due, Skr 0 million (year-end 2014: Skr 10 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 0 million (year-end 2014: Skr 1 million) was due for payment more than six but less than nine months before the end of the reporting period, and Skr 4 million (year-end 2014: Skr 0 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	March 31, 2015	December 31, 2014
Loans:
Loans in the form of interest-bearing securities	51,744	53,140
Loans to credit institutions	27,274	25,510
Loans to the public	157,011	149,240
Less:
Cash collateral under the security agreements for derivative contracts	-10,788	-9,668
Deposits with time to maturity exceeding three months	0	0
Total loans	225,241	218,222

Liquidity placements:
Cash and cash equivalents(1)	3,187	7,099
Cash collateral under the security agreements for derivative contracts	10,788	9,668

Skr mn	March 31, 2015	December 31, 2014
Deposits with time to maturity exceeding three months	0	0
Treasuries/government bonds	259	3,458
Other interest-bearing securities except loans	62,931	66,398
Total liquidity placements	77,165	86,623

Total interest-bearing assets	302,406	304,845

(1)    Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	March 31, 2015
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	3,187	—	—	—	—	3,187
Treasuries/government bonds	259	—	—	—	259	—
Other interest-bearing securities except loans	62,931	—	1,635	—	54,088	7,208
Loans in the form of interest-bearing securities	51,744	—	1,033	—	—	50,711
Loans to credit institutions	27,274	—	—	—		27,274
Loans to the public	157,011		—	—	—	157,011
Derivatives(3)	18,138	8,352	—	9,786	—	—
Total financial assets	320,544	8,352	2,668	9,786	54,347	245,391

Financial liabilities by accounting category

	March 31, 2015
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	9,424	—	—	—	9,424
Borrowing from the public	62	—	—	—	62
Senior securities issued(6)	269,776	—	77,507	—	192,269
Derivatives(3)	22,489	15,707	—	6,782	—
Subordinated securities issued	2,165	—	—	—	2,165
Total financial liabilities	303,916	15,707	77,507	6,782	203,920

Financial assets by accounting category

	December 31, 2014
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for-trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	7,099	—	—	—	—	7,099
Treasuries/government bonds	3,458	—	—	—	3,458	—
Other interest-bearing securities except loans	66,398	—	1,670	—	57,320	7,408
Loans in the form of interest-bearing securities	53,140	—	1,358	—	—	51,782
Loans to credit institutions	25,510	—	—	—	—	25,510
Loans to the public	149,240	—	—	—	—	149,240
Derivatives(3)	16,017	9,042	—	6,975	—	—
Total financial assets	320,862	9,042	3,028	6,975	60,778	241,039

Financial liabilities by accounting category

	December 31, 2014
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	8,290	—	—	—	8,290
Borrowing from the public	63	—	—	—	63
Senior securities issued(6)	273,839	—	82,262	—	191,577
Derivatives(3)	18,886	13,319	—	5,567	—
Subordinated securities issued	1,945	—	—	—	1,945
Total financial liabilities	303,023	13,319	82,262	5,567	201,875

(1)         Of loans and receivables, 2 percent (year-end 2014: 9 percent) are subject to fair-value hedge accounting. The remaining 98 percent (year-end 2014: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During the third quarter 2014, the derivatives designated as hedging instruments in cash flow hedges were closed and the hedging designations were discontinued.

(2)         No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)         The derivatives’ fair value originating from credit risk amounted to Skr -8 million as of March 31, 2015. The change for the period January 1 to March 31, 2015, amounted to Skr 11 million, which had a negative effect on operating profit. The valuation is made on the counterparty level.

(4)         Of other financial liabilities, 76 percent (year-end 2014: 71 percent) are subject to fair-value hedge accounting, the remaining 24 percent (year-end 2014: 29 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(5)         Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -506 million (year-end 2014: Skr -471 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to March 31, 2015, the credit risk component has increased by Skr 35 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to March 31, 2014, the credit risk component decreased by Skr 4 million, which decreased the value of financial liabilities and affected operating profit positively.

(6)         Repayments of long-term debt amounting to approximately Skr -14.7 billion (1Q14: Skr -3.8 billion) have been effectuated during the three-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -16.4 billion (1Q14: Skr -3.6 billion).

Note 6. Financial assets and liabilities at fair value

	March 31, 2015
			Surplus value
Skr mn	Book value	Fair value	(+)/Deficit value (-)
Cash and cash equivalents	3,187	3,187	0
Treasuries/governments bonds	259	259	0
Other interest-bearing securities except loans	62,931	62,846	-85
Loans in the form of interest-bearing securities	51,744	53,078	1,334
Loans to credit institutions	27,274	27,324	50
Loans to the public	157,011	159,404	2,393	(1)
Derivatives	18,138	18,138	0
Total financial assets	320,544	324,236	3,692

Borrowing from credit institutions	9,424	9,467	43
Borrowing from the public	62	62	0
Senior securities issued	269,776	271,416	1,640
Derivatives	22,489	22,489	0
Subordinated securities issued	2,165	2,180	15
Total financial liabilities	303,916	305,614	1,698

(1) The surplus value is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

	December 31, 2014
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (-)
Cash and cash equivalents	7,099	7,099	0
Treasuries/governments bonds	3,458	3,458	0
Other interest-bearing securities except loans	66,398	66,292	-106
Loans in the form of interest-bearing securities	53,140	54,664	1,524
Loans to credit institutions	25,510	25,533	23
Loans to the public	149,240	151,543	2,303	(1)
Derivatives	16,017	16,017	0
Total financial assets	320,862	324,606	3,744

Borrowing from credit institutions	8,290	8,350	60
Borrowing from the public	63	63	0
Senior securities issued	273,839	275,249	1,410
Derivatives	18,886	18,886	0
Subordinated securities issued	1,945	1,937	-8
Total financial liabilities	303,023	304,485	1,462

(1) The surplus value is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•                  the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•                  quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•                  historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•                  similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data as SEK’s own creditworthiness are assessed by recent transactions of SEK’s issues, or if no continuous flow of new transactions exist, spreads against other similar issuers, in those cases when observable prices in the secondary market are not available. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Board’s Finance- and Risk Committee makes decisions regarding the approval of (or changes to) the valuation model.  In addition, the Finance and Risk Committee approves all models for the valuation of financial instruments at least annually. Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in an assessment of the reasonableness of the valuation model. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	March 31, 2015
	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	259	—	—	259
Other interest-bearing securities except loans	1,251	124	261	1,636	1,297	52,791	—	54,088
Loans in the form of interest-bearing securities	549	484	—	1,033	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	14,609	3,529	18,138	—	—	—	—
Total financial assets in fair value hierarchy	1,800	15,217	3,790	20,807	1,556	52,791	—	54,347

Financial liabilities in fair value hierarchy

	March 31, 2015
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,595	49,913	77,508
Derivatives	39	18,828	3,622	22,489
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	39	46,423	53,535	99,997

During the period January to March 2015 no assets or liabilities were transferred from Level 1 to Level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 236 million due to review of underlying valuation parameters.

Financial assets in fair value hierarchy

	December 31, 2014
	Financial assets at fair value through profit or loss				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,458	—	—	3,458
Other interest-bearing securities except loans	1,291	113	266	1,670	1,321	55,999	—	57,320
Loans in the form of interest-bearing securities	855	503	—	1,358	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	12	12,439	3,566	16,017	—	—	—	—
Total financial assets in fair value hierarchy	2,158	13,055	3,832	19,045	4,779	55,999	—	60,778

Financial liabilities in fair value hierarchy

	December 31, 2014
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,504	54,756	82,260
Derivatives	44	15,624	3,218	18,886
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	44	43,128	57,974	101,146

During the period January to December 2014 no assets or liabilities were transferred from Level 1 to Level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 8 million due to review of underlying valuation parameters.

Financial assets at fair value in Level 3

	March 31, 2015
Skr mn	January 1, 2015	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	March 31, 2015	Unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	266	—	—	—	—	-7	—	261	6
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	0
Derivatives	3,566	—	-608	33	—	538	—	3,529	-130
Total financial assets at fair value in level 3	3,832	—	-608	33	—	531	—	3,790	-124

Financial liabilities at fair value in Level 3

	March 31, 2015
Skr mn	January 1, 2015	Issues	Settlements & buy-backs	Transfers to level 3	Transfers from level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	March 31, 2015	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	54,756	4,320	-14,079	214	—	4,702	—	49,913	-512
Derivatives	3,218	403	-275	0	—	275	—	3,622	597
Total financial liabilities at fair value in level 3	57,974	4,723	-14,354	214	—	4,977	—	53,535	85

Financial assets at fair value in Level 3

	December 31, 2014
Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	262	—	—	—	—	4	—	266	5
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	—
Derivatives	3,631	-20	-1,453	0	—	1,408	—	3,566	3,114
Total financial assets at fair value in level 3	3,893	-20	-1,453	0	—	1,412	—	3,832	3,119

Financial liabilities at fair value in Level 3

	December 31, 2014
Skr mn	January 1, 2014	Issues	Settlements & buy-backs	Transfers to level 3(2)	Transfers from level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	55,393	11,419	-24,316	8	—	12,252	—	54,756	3,803
Derivatives	3,508	920	-460	0	—	-750	—	3,218	-23
Total financial liabilities at fair value in level 3	58,901	12,339	-24,776	8	—	11,502	—	57,974	3,780

(1)         Gains and losses through profit or loss is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of March 31, 2015 amount to Skr 0 billion loss (year-end 2014: Skr 0.7 billion profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the instruments in Level 3. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/– 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For Level 3- instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the funding spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s funding spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data.

The result is consistent with SEK’s business model where debt securities connected with derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument excluding SEK’s own credit spread is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative.

Sensitivity analysis — Level 3 assets and liabilities

	March 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	261	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	261				0	0

Equity	444	Correlation	0.76 - (0.46)	Option Model	0	0

Interest rate	2,013	Correlation	0.14 - (0.16)	Option Model	-180	154

FX	1,063	Correlation	0.72 - (0.63)	Option Model	16	-14

Other	9	Correlation	0.86 - (0.37)	Option Model	-1	1
Sum derivatives	3,529				-165	141
Sum assets	3,790				-165	141

	March 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	11,453	Correlation	0.76 - (0.46)	Option Model	2	-3
		Credit spreads	10BP - (10BP)	Discounted cash flow	7	-7
Interest rate	32,852	Correlation	0.14 - (0.16)	Option Model	179	-154
		Credit spreads	10BP - (10BP)	Discounted cash flow	111	-111
FX	5,348	Correlation	0.72 - (0.63)	Option Model	-71	69
		Credit spreads	10BP - (10BP)	Discounted cash flow	97	-97
Other	260	Correlation	0.86 - (0.37)	Option Model	1	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	7	-7
Sum senior securities issued	49,913				333	-311

Equity	800	Correlation	0.76 - (0.46)	Option Model	-2	4

Interest rate	17	Correlation	0.14 - (0.16)	Option Model	-1	4

FX	2,658	Correlation	0.72 - (0.63)	Option Model	51	-52

Other	147	Correlation	0.86 - (0.37)	Option Model	0	0
Sum derivatives	3,622				48	-44
Sum liabilities	53,535				381	-355
Total effect on profit or loss(2)					216	-214

(1)      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and –0.1. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)      Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 222 million under a maximum scenario and Skr -222 million under a minimal scenario.

Sensitivity analysis — Level 3 assets and liabilities

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Interest rate	266	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1
Sum other interest-bearing securities except loans	266				-1	1
Equity	372	Correlation	0.76 - (0.46)	Option Model	0	0
Interest rate	2,064	Correlation	0.11 - (0.20)	Option Model	-186	169
FX	1,120	Correlation	0.77 - (0.59)	Option Model	21	-20
Other	10	Correlation	0.87 - (0.59)	Option Model	0	1
Sum derivatives	3,566				-165	150
Sum assets	3,832				-166	151

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Equity	-9,919	Correlation	0.76 - (0.46)	Option Model	3	-2
		Credit spreads	10BP - (10BP)	Discounted cash flow	9	-9
Interest rate	-28,214	Correlation	0.11 - (0.20)	Option Model	188	-170
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124
FX	-16,245	Correlation	0.77 - (0.59)	Option Model	-63	63
		Credit spreads	10BP - (10BP)	Discounted cash flow	84	-84
Other	-377	Correlation	0.87 - (0.59)	Option Model	0	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12
Sum senior securities issued	-54,755				357	-339
Equity	-1,201	Correlation	0.76 - (0.46)	Option Model	-2	1
Interest rate	-3	Correlation	0.11 - (0.20)	Option Model	-6	5
FX	-1,892	Correlation	0.77 - (0.59)	Option Model	39	-41
Other	-123	Correlation	0.87 - (0.59)	Option Model	0	0
Sum derivatives	-3,219				31	-35
Sum liabilities	-57,974				388	-374
Total effect on profit or loss(2)					222	-223

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 228 million under a maximum scenario and Skr -228 million under a minimal scenario.

Note 7. Derivatives

Derivatives by categories

	March 31, 2015			December 31, 2014
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,485	8,417	203,938	6,421	7,730	204,820
Currency-related contracts	10,386	12,937	149,473	8,759	9,349	151,933
Equity-related contracts	1,233	935	18,062	819	1,416	15,453
Contracts related to commodities, credit risk, etc.	34	200	2,729	18	391	3,674
Total derivatives	18,138	22,489	374,202	16,017	18,886	375,880

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the fair value of the net exposure for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of March 31, 2015, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 4,798 million (year-end 2014: Skr 4,854 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2014.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Jan-Mar 2015	Oct-Dec 2014	Jan-Mar 2014	Jan-Dec 2014
Interest revenues	309	288	288	1,112
Interest expenses	-249	-267	-234	-972
Net interest revenues	60	21	54	140
Interest compensation	0	8	9	32
Remuneration to SEK(1)	-32	-31	-27	-117
Foreign exchange effects	0	-1	0	-2
Reimbursement to (-) / from (+) the State	-28	3	-36	-53
Operating profit	0	0	0	0

(1)         The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	March 31, 2015	December 31, 2014
Cash and cash equivalents	242	25
Loans	50,219	48,298
Derivatives	33	75
Other assets	1,576	1,211
Prepaid expenses and accrued revenues	207	302
Total assets	52,277	49,911

Liabilities	50,374	48,271
Derivatives	1,556	1,230
Accrued expenses and prepaid revenues	347	410
Equity	—	—
Total liabilities and equity	52,277	49,911

Commitments
Committed undisbursed loans	7,416	7,528
Binding offers	43,274	49,833

Results under the S-system by type of loan CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jan-Mar 2015	Oct-Dec 2014	Jan-Mar 2014	Jan-Dec 2014
Net interest revenues	73	33	64	185
Interest compensation	0	8	9	32
Remuneration to SEK	-32	-30	-26	-115
Foreign exchange effects	0	-1	0	-2
Results under the S-system by CIRR loans	41	10	47	100

Results under the S-system by type of loan Concessionary loans

Skr mn	Jan-Mar 2015	Oct-Dec 2014	Jan-Mar 2014	Jan-Dec 2014
Net interest revenues	-13	-12	-10	-45
Interest compensation	—	—	—	—
Remuneration to SEK	0	-1	-1	-2
Foreign exchange effects	0	—	—	—
Results under the S-system by Concessionary loans	-13	-13	-11	-47
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	28	-3	36	53

Note 9. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end-customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End-customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding net results of financial transactions. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Jan-Mar 2015
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	253	164	—	417
Other operating income	—	—	—	—
Operating expenses	-51	-71	—	-122
Net credit losses	1	1	—	2
Operating profit excluding net results of financial transactions	203	94	—	297
Net results of financial transactions	—	—	46	46
Operating profit	203	94	46	343

Consolidated Statement of Comprehensive Income

	Oct-Dec 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	270	180	—	450
Other operating income	—	—	—	—
Operating expenses	-59	-94	—	-153
Net credit losses	16	65	—	81
Operating profit excluding net results of financial transactions	227	151	—	378
Net results of financial transactions	—	—	125	125
Operating profit	227	151	125	503

Consolidated Statement of Comprehensive Income

	Jan-Mar 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	246	105	—	351
Other operating income	—	—	—	—
Operating expenses	-49	-80	—	-129
Net credit losses	-8	-6	—	-14
Operating profit excluding net results of financial transactions	189	19	—	208
Net results of financial transactions	—	—	310	310
Operating profit	189	19	310	518

Consolidated Statement of Comprehensive Income

	Jan-Dec 2014
Skr mn	Corporate lending	End-customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	1,023	549	—	1,572
Other operating income	—	—	—	—
Operating expenses	-203	-319	—	-522
Net credit losses	9	64	—	73
Operating profit excluding net results of financial transactions	829	294	—	1,123
Net results of financial transactions	—	—	506	506
Operating profit	829	294	506	1,629

Interest-bearing assets and Committed undisbursed loans

	March 31, 2015			December 31, 2014
Skr bn	Corporate lending	End- customer finance	Sum of segments	Corporate lending	End- customer finance	Sum of segments
Interest-bearing assets	113.2	186.1	299.3	117.1	180.6	297.7
Committed undisbursed loans	0.6	14.2	14.8	0.4	15.6	16.0

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	March 31, 2015	December 31, 2014
Sum of segments	299.3	297.7
Cash and cash equivalents	3.2	7.1
Derivatives	18.1	16.0
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	2.2	2.1
Prepaid expenses and accrued revenues	1.9	2.1
Total assets	324.9	325.2

Note 10. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to the Capital Requirements Regulation (CRR(1)) which came into force on January 1, 2014, was 20.3 percent as of March 31, 2015 (year-end 2014: 19.2 percent). For further information on capital adequacy, risks, and CRR, see the section “Risk and capital management” in SEK’s Annual Report for 2014.

(1)      Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	March 31, 2015	December 31, 2014
Share capital	3,990	3,990
Retained earnings	11,404	10,522
Accumulated other comprehensive income and other reserves	330	385
Independently reviewed profit net of any forseeable charge or dividend	183	882
Common Equity Tier 1 (CET1) capital before regulatory adjustments	15,907	15,779
Additional value adjustments due to prudent valuation	-439	-560
Intangible assets	-142	-135
Fair value reserves related to gains or losses on cash flow hedges	-343	-386
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	393	366
Exposure amount of securitization positions which qualify for a RW of 1,250%(1)	-199	-216
Regulatory adjustments relating to unrealized gains pursuant to Article 468 CRR(2)	—	-62
Total regulatory adjustments to Common Equity Tier 1 capital	-730	-993
Total Common Equity Tier 1 capital	15,177	14,786
Additional Tier 1 capital	—	—
Total Tier 1 capital	15,177	14,786
Tier-2-eligible subordinated debt	2,156	1,953
Credit risk adjustments(3)	52	51
Total Tier 2 capital	2,208	2,004
Total Own funds	17,385	16,790

(1)         In accordance with CRR, securitized assets with a risk weight of 1,250 percent are deducted from own funds, as an alternative to calculating risk exposure amounts for those assets. The deducted amount is the net booked value for such assets.

(2)         In accordance with FFFS 2014:12, unrealized gains on assets classified as available for sale are not deducted from own funds from January 1, 2015.

(3)         Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairments related to exposures for which expected loss is calculated. Excess amounts of such impairments will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of March 31, 2015, the limitation rule has not had any effect (year-end 2014: no effect).

Capital requirements in accordance with Pillar 1

	March 31, 2015			December 31, 2014
Skr mn	EAD(1)	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments	154,428	811	65	158,666	736	59
Regional governments	21,169	—	—	20,891	—	—
Multilateral development banks	319	—	—	319	—	—
Corporates	1,371	1,371	110	1,207	1,207	96
Total credit risk standardized method	177,287	2,182	175	181,083	1,943	155
Credit risk IRB method
Financial institutions(2)	65,394	22,765	1,821	67,293	24,186	1,935
Corporates	79,386	49,889	3,991	79,344	49,042	3,923
Securitization positions	6,023	2,526	202	6,308	3,643	291
Without counterparty	168	168	13	134	134	11
Total credit risk IRB method	150,971	75,348	6,027	153,079	77,005	6,160
Credit valuation adjustment risk(3)	n.a.	2,896	231	n.a.	3,340	267
Foreign exchange risk	n.a.	1,532	123	n.a.	1,529	123
Commodities risk	n.a.	24	2	n.a.	27	2
Operational risk	n.a.	3,473	278	n.a.	3,473	278
Total	328,258	85,455	6,836	334,162	87,317	6,985

Adjustment according to transitional rules(4)	n.a.	—	—	n.a.	—	—
Total incl. transitional rules	328,258	85,455	6,836	334,162	87,317	6,985

Total Basel I(4)	n.a.	99,648	7,972	n.a.	99,972	7,998

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivatives: EAD 5,770 million (year-end 2014: Skr 5,699 million), Risk exposure amount of Skr 2,537 million (year-end 2014: Skr 2,844 million) and Required capital of Skr 203 million (year-end 2014: Skr 228 million).

(3)         Of which related to specialized lending: EAD Skr 2,792 million (year-end 2014: Skr 2,834 million), Risk exposure amount of Skr 1,946  million (year-end 2014: Skr 1,984 million) and Required capital of Skr 157 million (year-end 2014: 159 million).

(4)         Relates to the so-called Basel I-floor. The item “Adjustment according to transitional rules” consists of the additional requirement, if any, necessary for the item “Total incl. transitional rules” to be at least 80 percent of “Total Basel I”.

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk. It is possible that SEK’s exemptions from the IRB approach for central government exposures will not be renewed when it expires on December 31, 2015. If this is the case, SEK’s capital requirement relating to central government exposures is expected to increase. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. These transitional rules do not require an increase in the capital requirements as of March 31, 2015 (year-end 2014: no increase). Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital adequacy analysis (Pillar 1)

	March 31, 2015	December 31, 2014
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	17.8%	16.9%
Tier-1 capital ratio	17.8%	16.9%
Total capital ratio	20.3%	19.2%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	7.0%	7.0%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	—	—
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	16.3%	15.4%
Total capital ratio according to transitional rules(4)	20.3%	19.2%

(1)         Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Core Equity Common Equity, Tier 1 capital and total Own Funds respectively.

(2)         Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3)         Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4)         Refers to the so called Basel I floor. The minimum requirement is 8.0 percent.

According to the Swedish law (SFS 2014:966) on capital buffers of August 2, 2014, SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. The regulations on systemically important institutions will however not come into force until January 1, 2016, but SEK is not expected to be subject to those requirements. There are neither any countercyclical buffer nor any systemic risk buffer applicable for SEK that are active at the moment. According to a decision from the Swedish Financial Services Authority a countercyclical buffer rate of 1.0 percent shall be applied on exposures located in Sweden as of September 13, 2015. As of March 31, 2015 the capital requirement related to relevant exposures in Sweden is 62 percent (year-end 2014: 61 percent) of the total relevant capital requirement regardless of location. Hence, if the Swedish countercyclical buffer rate were to already apply, the additional buffer requirement would be 0.6 percentage points (year-end 2014: 0.6 percentage points). Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited.

Leverage Ratio

	March 31, 2015	December 31, 2014
Exposure measure for the leverage ratio
On-balance sheet exposures	297,168	299,373
Off-balance sheet exposures	35,880	37,187
Total exposure measure	333,048	336,561
Leverage ratio	4.6%	4.4%

A leverage ratio measure has been introduced by the CRR and must be disclosed at least annually starting in 2015. Currently, there is no minimum requirement on the leverage ratio. The leverage ratio is defined as the quotient of the Tier 1 capital and an exposure measure. The definition of the leverage ratio was changed as of January 19, 2015. The exposure measure consists of assets and off-balance sheet credit risk exposures, the latter of which are weighted with a factor depending on the type of exposure. Special treatment is given to for, inter alia, derivatives. The changes to the definition have also been reflected in the leverage ratio as of December 31, 2014.

Internally assessed capital requirement

	March 31, 2015	December 31, 2014
Credit risk	9,074	9,099
Operational risk	316	315
Market risk	1,530	1,693
Total internal capital requirement	10,920	11,107
Internal capital requirement as percentage of Common Equity Tier 1 capital	72.0%	75.1%

SEK regularly conducts the internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks.  The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2014.

Note 11. Exposures

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values, in accordance with the internal risk monitoring.

Total net exposures

Skr bn	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Classified by type of	March 31, 2015		December 31, 2014		March 31, 2015		December 31, 2014		March 31, 2015		December 31, 2014
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	183.1	50.7	190.9	51.6	125.7	43.1	126.5	42.5	57.4	82.7	64.4	88.8
Regional governments	21.2	5.9	20.9	5.6	21.2	7.3	20.9	7.0	—	—	—	—
Multilateral development banks	0.3	0.1	0.3	0.1	0.3	0.1	0.3	0.1	—	—	—	—
Financial institutions	65.5	18.2	67.5	18.2	59.4	20.4	61.0	20.5	6.1	8.8	6.5	9.0
Corporates	84.7	23.5	84.4	22.8	78.8	27.0	82.8	27.8	5.9	8.5	1.6	2.2
Securitization positions	6.0	1.6	6.3	1.7	6.0	2.1	6.3	2.1	—	—	—	—
Total	360.8	100.0	370.3	100.0	291.4	100	297.8	100.0	69.4	100	72.5	100

Net exposure by region and exposure class, as of March 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.8	—	4.1	—	0.9	148.6	23.2	2.6	183.2
Regional governments	—	—	—	—	—	—	18.5	2.6	—	21.1
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.6	3.6	0.4	12.5	3.6	2.1	8.5	32.8	0.4	65.5
Corporates	0.8	1.0	2.0	5.4	0.1	1.1	58.5	15.3	0.5	84.7
Securitization positions		—	—	1.1	1.0	—	—	3.9	—	6.0
Total	2.4	8.4	2.4	23.1	4.7	4.1	234.1	78.1	3.5	360.8

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9

Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.2	80.7	3.5	370.3

Net exposure European countries, excluding Sweden

Skr bn	March 31, 2015	December 31, 2014
France	19.4	18.7
United Kingdom	12.4	13.5
Finland	10.0	9.1
Germany	8.8	9.7
Denmark	6.4	5.9
The Netherlands	5.9	7.1
Norway	4.1	4.5
Ireland	2.9	3
Poland	2.6	2.7
Switzerland	2.1	2.4
Spain	2.1	2.1
Luxembourg	1.7	1.3
Iceland	0.9	0.8
Latvia	0.5	0.6
Italy	0.4	0.4
Portugal	0.4	0.4
Belgium	0.4	0.3
Austria	0.2	1.4
Estonia	0.1	—
Greece	—	—
Other countries	0.2	0.3
Total	81.5	84.2

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 5.8 billion at March 31, 2015 (year-end 2014: Skr 5.9 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of March 31, 2015 (year-end 2015: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of March 31, 2015 (year-end 2015: Skr 0.1 billion). The gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of March 31, 2015 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	March 31, 2015	December 31, 2014
‘AAA’	3,581	3,744
‘AA+’	3	4
‘AA’	182	206
‘AA—‘	—	152
‘A+’	104	111
‘A’	547	419
‘A—‘	273	143
‘BBB+’	8	163
‘BBB’	168	—
‘BBB—‘	564	425
‘BB+’	—	150
‘BB’	184	387
‘B+’	167	174
CDO rated ‘CCC’(1)	33	33
Total	5,814	6,111

(1)         This asset consists of one CDO (Collateralized Debt Obligations) with end-exposure to the U.S market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the asset and has recorded related impairment. The impairment amounted to Skr 208 million in total as of March 31, 2015, which means that the total net exposure before impairment related to asset-backed securities held amounted to Skr 241 million. The other CDO, previously reported on this line, has been liquidated and SEK has received final payment, which resulted in a small, positive effect after the reversal of the provision.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2014. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2014.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the President confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 28, 2015

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Jan Roxendal	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson

President

SEK has established the following expected dates for publishing of financial information and other related matters:

July 17, 2015                       Interim Report for the period January 1, 2015 — June 30, 2015

October 22, 2015     Interim Report for the period January 1, 2015 — September 30, 2015

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 28, 2015 16:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2014, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.